Exhibit 99.3

AUGUST 1, 2018

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended June 30, 2018 and the audited consolidated financial statements and annual MD&A in the 2017 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three and six month periods ended June 30, 2018 and additional disclosure of material information up to and including the date of issue, being August 1, 2018. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings, Adjusted earnings per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to

Exhibit 99.3

capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8.4 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 77% of its panel production capacity in North America and 23% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At June 30, 2018, Norbord had unutilized liquidity of $649 million, comprising $298 million in cash and cash equivalents, $226 million in unutilized revolving bank lines and $125 million undrawn under its accounts receivable securitization program. The Company’s tangible net worth was $1,441 million and net debt to total capitalization on a book basis was 16%, with both ratios well within bank covenants.

SUMMARY
For the second quarter of 2018, the Company generated record quarterly earnings and operating cash flows reflecting continued improvement in North American OSB demand, driven by solid growth in new home construction, repair-and-remodelling, industrial and export end uses. Year-to-date, US housing starts were up 8% compared to the same period last year, with single-family starts also 8% higher. North American benchmark OSB prices remained well above the 15-year average, with the benchmark North Central price averaging $426 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 15% versus the previous quarter and 29% against the same quarter last year. Norbord’s second quarter North American shipments were up 10% and 9% versus the prior quarter and same quarter last year, respectively.
Demand growth in the Company’s core European markets continues to strengthen. Norbord’s European segment Adjusted EBITDA results more than doubled compared to the same quarter last year on continued panel price increases. Norbord's second quarter European shipments were down 3% and 6% versus the prior quarter and same quarter last year, respectively, due to shipment timing.
Norbord generated operating income of $236 million in the second quarter of 2018, up from $139 million in the prior quarter and $135 million in the same quarter last year. Year-to-date, Norbord generated operating income of $375 million versus $208 million in the same period last year. Norbord generated Adjusted EBITDA of $273 million in the second quarter of 2018 versus $170 million in the prior quarter and $165 million in the same quarter last year. Year-to-date, Norbord generated Adjusted EBITDA of $443 million versus $268 million in the same period last year. The improvement against the prior quarter is primarily due to higher North American OSB prices and shipment volumes. The improvement over the same periods last year is primarily due to higher North American OSB prices and shipment volumes, as well as higher European average panel prices, partially offset by higher raw material prices.

Exhibit 99.3

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Earnings	$174	$95	$97	$269	$146
Add: Finance costs	9	8	8	17	19
Add: Depreciation and amortization	36	30	27	66	51
Add: Income tax expense	53	36	30	89	43
Add: Loss on disposal of assets	—	—	2	—	7
Add: Stock-based compensation and related costs	1	1	1	2	2
Adjusted EBITDA(1)	$273	$170	$165	$443	$268

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $174 million ($2.01 per basic share and $2.00 per diluted share) in the second quarter of 2018 versus $95 million ($1.10 per basic share and $1.09 per diluted share) in the first quarter of 2018 and $97 million ($1.13 per basic and $1.12 per diluted share) in the second quarter of 2017. Year-to-date, Norbord recorded earnings of $269 million ($3.11 per basic share and $3.09 per diluted share) versus $146 million ($1.70 per basic share and $1.69 per diluted share) in the same period last year. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $167 million ($1.93 per basic share and $1.92 per diluted share) in the second quarter of 2018, compared to $96 million ($1.11 per basic share and $1.10 per diluted share) in the first quarter of 2018 and $95 million ($1.10 per basic and diluted share) in the second quarter of 2017. Year-to-date, Norbord recorded Adjusted earnings of $263 million ($3.04 per basic share and $3.02 per diluted share) versus $145 million ($1.69 per basic share and $1.67 per diluted share). Adjusted earnings are higher versus all comparative periods due to the higher Adjusted EBITDA.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Earnings	$174	$95	$97	$269	$146
Add: Loss on disposal of assets	—	—	2	—	7
Add: Stock-based compensation and related costs	1	1	1	2	2
Add: Reported income tax expense	53	36	30	89	43
Adjusted pre-tax earnings	228	132	130	360	198
Less: Income tax expense at statutory rate(1)	(61)	(36)	(35)	(97)	(53)
Adjusted earnings(2)	$167	$96	$95	$263	$145

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Home construction activity, particularly in the US, influences OSB demand and pricing. With 77% of the Company’s panel production capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. For the quarter, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export markets), and approximately 20% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
The long-term fundamentals that support North American housing activity such as new household formation and replacement of housing stock are forecasted by US housing economists to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the

Exhibit 99.3

Company believes it is well positioned to benefit from the strengthening US housing market and growing demand in its core European and Asian export markets.
On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are determined by economic and market conditions. Global resin prices have generally been trending higher since the third quarter of 2016. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.
SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
SALES AND EARNINGS
Sales	707	576	536	1,283	1,003
Operating income	236	139	135	375	208
Adjusted EBITDA(1)	273	170	165	443	268
Earnings	174	95	97	269	146
Adjusted earnings(1)	167	96	95	263	145
PER COMMON SHARE EARNINGS
Earnings, basic	2.01	1.10	1.13	3.11	1.70
Earnings, diluted	2.00	1.09	1.12	3.09	1.69
Adjusted earnings, basic(1)	1.93	1.11	1.10	3.04	1.69
Adjusted earnings, diluted(1)	1.92	1.10	1.10	3.02	1.67
Dividends declared(2)	0.60	0.60	0.30	1.20	0.40
BALANCE SHEET
Total assets	2,250	2,097	1,772
Long-term debt	549	549	547
Net debt for financial covenant purposes(1)	276	422	567
Net debt to capitalization, market basis(1)	8%	13%	20%
Net debt to capitalization, book basis(1)	16%	24%	36%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,674	1,521	1,536	3,195	2,967
Europe	445	461	474	906	953
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	426	370	330	398	312
South East	419	331	320	375	306
Western Canada	403	359	324	381	294
Europe (€/m3)(3)	298	274	230	286	228
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	65%	42%	44%	55%	37%
Return on equity (ROE)(1)	58%	37%	51%	48%	41%
Cash provided by operating activities	250	4	144	254	183
Cash provided by operating activities per share(1)	2.89	0.05	1.67	2.94	2.13

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.3

Sales
Total sales in the quarter were $707 million, compared to $576 million in the first quarter of 2018 and $536 million in the second quarter of 2017. Quarter-over-quarter, total sales increased by $131 million or 23%. In North America, sales increased by 29% due to higher OSB prices and a 10% increase in shipment volumes. Average North Central, South East and Western Canada benchmark prices increased by $56, $88 and $44 per Msf, respectively, which represents an increase of 15%, 27% and 12%, respectively, compared to the first quarter of 2018. In Europe, sales increased by 2% due to higher panel prices partially offset by a 3% decrease in shipment volumes. Year-over-year, total sales increased by $171 million or 32%. In North America, sales increased by 34% due to higher OSB prices and a 9% increase in shipment volumes which included a 9% increase in specialty product volume. Average North Central, South East and Western Canada benchmark prices increased by $96, $99 and $79 per Msf, respectively, which represents an increase of 29%, 31% and 24%, respectively, compared to the second quarter of 2017. In Europe, sales increased by 24% due to significantly higher panel prices and the foreign exchange impact of a stronger Pound Sterling relative to the US dollar, partially offset by a 6% decrease in shipment volumes.

Year-to-date, total sales were $1,283 million compared to $1,003 million in the same period last year, an increase of $280 million or 28%. In North America, sales increased by 28% due to higher OSB prices and a 8% increase in shipment volumes which included a 16% increase in specialty product volume offset by a decrease in new home construction product volume. Average North Central, South East and Western Canada benchmark prices increased by $86, $69 and $87 per Msf, respectively, which represents an increase of 28%, 23% and 30%, respectively, compared to the same period last year. In Europe, sales increased by 26% due to significantly higher panel prices and the foreign exchange impact of a stronger Pound Sterling relative to the US dollar, partially offset by a 5% decrease in shipment volumes.
Markets
In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 8% versus the same period in 2017, with single-family starts (which use approximately three times more OSB than multi-family) also increasing by 8%. The consensus forecast from US housing economists stands at approximately 1.31 million starts in 2018, which suggests a 9% improvement over last year. Despite the significant improvement in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million.
North American benchmark OSB prices increased significantly during the second quarter of 2018 as end-use demand remained robust during the prime spring homebuilding season. Average benchmark prices were significantly higher than both the prior quarter and the same quarter last year. The North Central benchmark OSB price was steady through April, increased in May before stabilizing at its year-to-date high of $445 per Msf (7/16-inch basis) for all of June. The logistics challenges that first materialized in the Western Canadian region during the first quarter of 2018 began to ease late in the second quarter. As a result, the Western Canadian benchmark price finished the quarter below the North Central benchmark, but was still 12% higher on average quarter-over-quarter. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q2 2018 ($/Msf-7/16”)	Q1 2018 ($/Msf-7/16”)	Q2 2017 ($/Msf-7/16”)
North Central	14%	$426	$370	$330
South East	38%	419	331	320
Western Canada	30%	403	359	324

(1)	Excludes the indefinitely curtailed Chambord, Quebec mill which represents 6% of estimated annual capacity.
In Europe, panel markets continued to strengthen in the second quarter of 2018, driven by robust OSB demand growth in Norbord's core markets. In local currency terms, average panel prices were up 5% from the prior quarter and up 27% versus the same quarter last year.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities

Exhibit 99.3

within the UK and supports Norbord’s export program into the continent. During the second quarter of 2018, the Pound Sterling averaged 1.14 against the Euro, compared to 1.13 in the prior quarter and 1.16 in the same quarter last year.

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
North America	$256	$156	$157	$412	$259
Europe	21	18	9	39	15
Unallocated	(4)	(4)	(1)	(8)	(6)
Total	$273	$170	$165	$443	$268

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord generated Adjusted EBITDA of $273 million in the second quarter of 2018, compared to $170 million in the first quarter of 2018 and $165 million in the second quarter of 2017. Year-to-date, Norbord generated Adjusted EBITDA of $443 million compared to $268 million in the same period last year. The $103 million quarter-over-quarter increase was primarily due to higher North American OSB prices and shipment volumes. The $108 million year-over-year increase and the $175 million year-to-date increase were primarily attributed to higher North American OSB prices and shipment volumes, and higher European panel pricing partially offset by higher raw material prices.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q2 2018 vs. Q1 2018	Q2 2018 vs. Q2 2017	6 mos 2018 vs. 6 mos 2017
Adjusted EBITDA – current period	$273	$273	$443
Adjusted EBITDA – comparative period	170	165	268
Variance	103	108	175
Mill nets(1)	87	119	193
Volume(2)	20	20	29
Key input prices(3)	(6)	(11)	(20)
Key input usage(3)	8	(1)	(2)
Mill profit share and bonus	(5)	(5)	(7)
Other operating costs and foreign exchange(4)	(1)	(14)	(18)
Total	$103	$108	$175

(1)
The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to prepare the Huguley, Alabama mill for restart and costs to start up the new Inverness, Scotland line.

North America
Norbord’s North American operations generated $256 million in Adjusted EBITDA in the second quarter of 2018, an increase of $100 million from $156 million in the first quarter of 2018 and an increase of $99 million from $157 million in the second quarter of 2017. Year-to-date, North American operations generated $412 million, an increase of $153 million in the same period last year. The quarter-over-quarter increase was due to higher OSB prices and shipment volumes, and improved raw material usages, partially offset by higher profit share costs attributed to higher earnings and higher fibre prices. The year-over-year and year-to-date increases were attributed to higher OSB prices and shipment volumes, and the timing of annual maintenance shuts and related costs, partially offset by the impact of a stronger Canadian dollar relative to the US dollar, higher fibre and resin prices, and higher profit share costs attributed to higher earnings.
Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 4% compared to the first quarter of 2018 but increased 5% compared to the second quarter of 2017 and increased 3% year-to-date. Quarter-over-quarter, unit costs decreased primarily due to improved productivity and raw material usages, partially offset by higher fibre

Exhibit 99.3

prices. Year-over-year and year-to-date, unit costs increased due to the impact of a stronger Canadian dollar relative to the US dollar as well as higher fibre and resin prices, partially offset by improved productivity and the timing of annual maintenance shuts and related costs. Higher fibre prices versus both comparative periods were primarily due to the impact of last year's wildfire season on the 100 Mile House, British Columbia mill's wood supply.
Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. The Board of Directors has approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). Norbord does not currently expect to restart the Chambord mill in 2018, but will continue to monitor market conditions. This mill represents 6% of Norbord’s annual estimated capacity in North America.
Excluding the Chambord mill, Norbord’s operating mills produced at 98% of their stated capacity in the second quarter of 2018 compared to 94% in the first quarter of 2018 and 99% in the second quarter of 2017. Capacity utilization based on fiscal days in each period increased quarter-over-quarter due to improved productivity and the seasonally faster line speeds compared to the particularly harsh winter weather conditions in the first quarter of 2018. Year-over-year, capacity utilization declined slightly due to the inclusion of the Huguley, Alabama mill, which is currently ramping up to full capacity since its restart in the fourth quarter of 2017.
100 Mile House Temporary Suspension
In May 2018, the Company temporarily suspended production at its 100 Mile House mill for approximately three weeks due to a temporary wood shortage. The significant wildfires that the province of British Columbia experienced in the summer of 2017 seriously damaged logging areas surrounding the 100 Mile House mill. Further, the severe weather conditions this winter limited loggers’ ability to access the forests during the months when the mill typically builds its annual log inventory. Combined, these extraordinary circumstances impacted Norbord’s ability to secure a sufficient wood supply to operate the mill on a continuous basis during this period. The curtailment negatively impacted second quarter 2018 financial results by approximately $3 million. The 100 Mile House mill has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.
Europe
Norbord’s European operations generated $21 million in Adjusted EBITDA compared to $18 million in the first quarter of 2018 and $9 million in the second quarter of 2017. Year-to-date, European operations generated $39 million versus $15 million in the same period last year. Quarter-over-quarter, the Adjusted EBITDA increase of $3 million was primarily driven by higher average panel prices and improved raw material usages partially offset by higher fibre and energy prices. Year-over-year, the higher Adjusted EBITDA was primarily attributed to significantly higher average panel prices partially offset by higher fibre and energy prices. Year-to-date, the higher Adjusted EBITDA was primarily attributed to significantly higher average panel prices partially offset by higher fibre, resin and energy prices as well as costs related to ramping up the new OSB line at the Inverness, Scotland mill, which started up in the fourth quarter of 2017 (see Inverness Project).
The European mills produced at 89% of their stated capacity in the current quarter compared to 86% in the first quarter of 2018 and 105% in the second quarter of 2017. The quarter-over-quarter improvement in capacity utilization was due to improved productivity. The year-over-year decline in capacity utilization was due to the restated annual production capacity to reflect the new OSB line at the Inverness mill that was substantially completed in the fourth quarter of 2017. Production from the expanded Inverness mill will not significantly increase until 2019 when the new finishing line installation and commissioning are complete.
Margin Improvement Program (MIP)
Year-to-date, the Company generated $6 million of MIP gains due to a richer product mix, improved productivity and the timing of planned annual maintenance shuts and related costs, partially offset by costs associated with executing on strategic initiatives. These costs include adding in-house technical and engineering expertise to support the execution of capital projects in addition to investing in sales, marketing and production resources and capabilities to execute on the Company’s North American specialty products growth strategy. MIP is measured relative to the prior year at constant prices and exchange rates.

Exhibit 99.3

FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Finance costs	$(9)	$(8)	$(8)	$(17)	$(19)
Depreciation and amortization	(36)	(30)	(27)	(66)	(51)
Income tax expense	(53)	(36)	(30)	(89)	(43)
Finance Costs
Finance costs in the second quarter of 2018 are in line with both comparative periods. Finance costs for the first six months of 2018 have decreased compared to the first six months of 2017 primarily due to the repayment of the $200 million senior secured notes in February 2017.
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in the past year. Amortization expense was in line with the prior periods.
Income Tax
A tax expense of $53 million was recorded in the second quarter of 2018 on pre-tax earnings of $227 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Cash provided by operating activities	$250	$4	$144	$254	$183
Cash provided by operating activities per share(1)	2.89	0.05	1.67	2.94	2.13
Operating working capital(1)	212	218	181
Total working capital(1)	481	338	187
Additions to property, plant and equipment and intangible assets	54	50	58	104	118
Net debt to capitalization, market basis(1)	8%	13%	20%
Net debt to capitalization, book basis(1)	16%	24%	36%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
At quarter-end, the Company had unutilized liquidity of $649 million, comprising $298 million in cash and cash equivalents, $226 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2020
The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating.  The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.

Exhibit 99.3

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit and guarantees issued and any bank advances. At period-end, the Company’s tangible net worth was $1,441 million and net debt for financial covenant purposes was $276 million. Net debt to capitalization, book basis, was 16%. The Company was in compliance with the financial covenants at period-end.
Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Jun 30, 2018	Dec 31, 2017
Long-term debt, principal value	$555	$555
Less: Cash and cash equivalents	(298)	(241)
Net debt	257	314
Add: Letters of credit and guarantees	19	19
Net debt for financial covenant purposes	$276	$333
Shareholders’ equity	$1,206	$1,019
Add: Other comprehensive income change(1)	59	53
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,441	$1,248
Total capitalization	$1,717	$1,581
Net debt to capitalization, market basis	8%	11%
Net debt to capitalization, book basis	16%	21%

(1)	Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $195 million in trade accounts receivable, and recorded drawings of $nil as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The

Exhibit 99.3

utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, there were no utilization charges.
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at August 1, 2018, the Company's ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $212 million at period-end, compared to $218 million at March 31, 2018 and $181 million at July 1, 2017. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Quarter-over-quarter, operating working capital decreased by $6 million as higher accounts receivable were more than offset by lower inventory and higher accounts payable and accrued liabilities. Higher accounts receivable was due to higher North American OSB prices in the quarter-end month. Lower inventory was primarily due to the seasonal drawdown of log inventory in the northern mills in North America. Higher accounts payable and accrued liabilities was primarily due to the increase in mill profit share accruals attributed to higher earnings and the timing of payments.
Year-over-year, operating working capital increased by $31 million due to higher accounts receivable and inventory, partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was primarily attributed to higher North American prices and shipment volumes. Higher inventory was attributable to the restarted Huguley mill across all inventory categories, higher raw material inventory largely due to higher fibre prices and higher operating and maintenance supplies associated with the new Inverness line. Higher accounts payable and accrued liabilities were primarily attributed to higher mill profit share accruals attributed to higher earnings and the timing of payments.
Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $481 million at period-end, compared to $338 million at March 31, 2018 and $187 million at July 1, 2017. Quarter-over-quarter, the increase is primarily attributed to the higher cash balance. Year-over-year, the increase is primarily due to the higher cash balance as the higher operating working capital was offset by higher taxes payable and the utilization of the investment tax credit receivable.
Operating activities generated $250 million of cash or $2.89 per share in second quarter of 2018, compared to $4 million or $0.05 per share in the first quarter of 2018 and $144 million or $1.67 per share in the second quarter of 2017. The higher generation of cash versus the prior quarter was mainly attributed to higher earnings in the current quarter and higher income tax instalments paid in the first quarter of 2018. The higher generation of cash versus the same quarter last year was mainly attributed to higher earnings and the decrease in operating working capital partially offset by income tax instalments paid in the current quarter.

INVESTMENTS

(US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Regular capital expenditures, including investment in intangible assets	$50	$46	$34	$96	$63
Inverness project	4	4	24	8	55
Total	$54	$50	$58	$104	$118

Exhibit 99.3

Investment in property, plant and equipment and intangible assets was $54 million in the second quarter of 2018 compared to $50 million in the first quarter of 2018 and $58 million in the second quarter of 2017. The increase versus the first quarter of 2018 is primarily attributable to the timing of executing on various capital projects. The decrease versus the prior year quarter is primarily attributable to the Inverness expansion (see below) and Huguley restart projects, both of which were successfully brought on line in the fourth quarter of 2017, partially offset by the timing of executing on various capital projects.

Norbord's 2018 investment in property, plant and equipment and intangible assets is expected to be $200 million. This includes the Inverness finishing line, Grande Prairie debottlenecking, Chambord rebuild and Huguley woodroom projects (as described below) as well as other projects focused on reducing manufacturing costs and increasing productivity across the mills. In addition, it includes investments to support the Company's strategy to increase the production of specialty products for industrial and export markets. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new continuous press line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill’s stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The original two press lines were demolished during the second quarter of 2018 and a new finishing end will be installed during the second half of 2018. Capital spending of $8 million was invested in the first six months of 2018 ($142 million to-date). The project cost is expected to total $145 million, 7% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the two-year life of the project.

Grande Prairie Debottlenecking Project
The Grande Prairie mill is one of the largest single-line OSB facilities in the world but the mill is currently bottlenecked in the areas before the forming line and press. The Company is undertaking a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. Upon completion in the second half of 2018, the mill’s production capacity is expected to increase by 100 MMsf (3/8-inch basis) to support growing demand from key customers. Further savings are anticipated to be realized through reduced wood and natural gas usage. The project is budgeted at $55 million of which $30 million was invested during the first six months of 2018.

Chambord Rebuild Project
Production has remained suspended at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow. In order to support this anticipated growth, the Board of Directors has approved a $71 million investment to rebuild and prepare the mill for an eventual restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. The project will involve replacing the dryers and investing in the wood-handling and finishing end areas to debottleneck the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively once the mill is operational. Once complete, the investment is expected to increase the mill's stated annual production capacity by 80 MMsf (3/8-inch basis) from 470 MMsf to 550 MMsf.

Exhibit 99.3

Huguley Woodroom Project
The Company is beginning preliminary engineering work to plan for the rebuild and automation of the wood-handling section of the Huguley mill. A similar project was undertaken at the sister Joanna, South Carolina mill in 2014, which enabled a capacity increase of 150 MMsf (3/8-inch basis) from debottlenecking the continuous press production line.

CAPITALIZATION
At August 1, 2018, there were 86.7 million common shares outstanding. In addition, 1.3 million stock options were outstanding, of which 50% were fully vested.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company's balance sheet and are disclosed in note 11 to the interim financial statements.
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the quarter:
Brookfield
The Company periodically engages the services of Brookfield for various financial, real estate and other business services. As of August 1, 2018, Brookfield held approximately 40% of the common shares outstanding. During the quarter, the fees for services rendered were less than $1 million (2017 – less than $1 million). Year-to-date, the fees for services rendered were less than $1 million (2017 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $26 million (2017 – $17 million) were made to Interex. Year-to-date, net sales of $49 million (2017 – $30 million) were made to Interex. At period-end, $3 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

		2018				2017		2016
(US $ millions, except per share information, unless otherwise noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
SALES AND EARNINGS
Sales	707	576	596	578	536	467	482	453
Operating income	236	139	172	169	135	73	87	87
Adjusted EBITDA(1)	273	170	204	200	165	103	115	115
Earnings	174	95	160	130	97	49	61	55
Adjusted earnings(1)	167	96	123	121	95	50	55	58
PER COMMON SHARE EARNINGS
Earnings, basic	2.01	1.10	1.85	1.51	1.13	0.57	0.71	0.64
Earnings, diluted	2.00	1.09	1.84	1.50	1.12	0.57	0.71	0.64
Adjusted earnings, basic(1)	1.93	1.11	1.42	1.40	1.10	0.58	0.64	0.68
Adjusted earnings, diluted(1)	1.92	1.10	1.41	1.39	1.10	0.58	0.64	0.67
Dividends declared(2)	0.60	0.60	0.60	0.50	0.30	0.10	0.10	0.10
BALANCE SHEET
Total assets	2,250	2,097	2,103	1,951	1,772	1,725	1,799	1,718
Long-term debt(3)	549	549	548	548	547	547	746	746
Net debt for financial covenant purposes(1)	276	422	333	449	567	580	619	705
Net debt to capitalization, market basis(1)	8%	13%	11%	15%	20%	22%	25%	29%
Net debt to capitalization, book basis(1)	16%	24%	21%	28%	36%	38%	41%	45%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,674	1,521	1,562	1,537	1,536	1,431	1,601	1,463
Europe	445	461	440	474	474	479	447	438
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	426	370	379	409	330	293	285	301
South East	419	331	355	354	320	292	263	256
Western Canada	403	359	328	388	324	265	236	265
Europe (€/m3)(4)	298	274	262	233	230	226	230	235
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	65%	42%	52%	52%	44%	29%	30%	32%
Return on equity (ROE)(1)	58%	37%	51%	58%	51%	30%	34%	41%
Cash provided by operating activities	250	4	222	203	144	39	130	97
Cash provided by operating activities per share(1)	2.89	0.05	2.57	2.36	1.67	0.45	1.52	1.13

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long-term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to

Exhibit 99.3

Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.68 per basic share (approximately $52 million or $0.60 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and have been trending higher since the third quarter of 2016.
Norbord has significant exposure to the Canadian dollar with approximately 36% of its global panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $5 million when all six of Norbord’s Canadian OSB mills operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Loss on Disposal of Assets – As a result of the increase in production equipment investments which were placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted share) non-cash loss primarily related to maintenance parts for decommissioned production equipment. Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss of similar costs. Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to decommissioned production equipment. Included in the first quarter of 2017 is a $5 million ($0.06 per basic and diluted share) non-cash loss of similar costs.
Stock-based Compensation and Related Costs – Included in the second quarter of 2018 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the first quarter of 2018, third, second and first quarters of 2017, and the fourth and third quarters of 2016 is $1 million ($0.01 per basic and diluted share) of similar costs.
Costs Related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.
Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the 2016 exchange of OSB mills in the province of Quebec with Louisiana-Pacific Corporation (the Quebec Asset Exchange).
Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from Norbord's 2015 merger with Ainsworth Lumber Co. Ltd.

Exhibit 99.3

(the Merger) including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic and diluted share) of other costs incurred to achieve synergies from the Merger, including consulting and professional fees, and costs expensed to dismantle certain idle equipment at the Grande Prairie mill which was moved to be used in the Inverness project.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Earnings	$174	$95	$160	$130	$97	$49	$61	$55
Add: Loss on disposal of assets	—	—	3	2	2	5	—	—
Add: Stock-based compensation and related costs	1	1	—	1	1	1	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	1	—	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	—	—	(16)	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	—	—	1	4
Add: Reported income tax expense	53	36	6	32	30	13	29	19
Adjusted pre-tax earnings	228	132	169	166	130	68	76	79
Less: Income tax expense at statutory rate(1)	(61)	(36)	(46)	(45)	(35)	(18)	(21)	(21)
Adjusted earnings(2)	$167	$96	$123	$121	$95	$50	$55	$58

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Earnings	$174	$95	$160	$130	$97	$49	$61	$55
Add: Finance costs	9	8	6	7	8	11	13	13
Add: Depreciation and amortization	36	30	29	27	27	24	26	23
Add: Income tax expense	53	36	6	32	30	13	29	19
Add: Loss on disposal of assets	—	—	3	2	2	5	—	—
Add: Stock-based compensation and related costs	1	1	—	1	1	1	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	1	—	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	—	—	(16)	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	—	—	1	4
Adjusted EBITDA(1)	$273	$170	$204	$200	$165	$103	$115	$115

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes

Exhibit 99.3

a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In April 2016, the IASB issued an amendment clarifying the guidance on identifying performance obligations, licences of intellectual property and principal versus agent, and to provide additional practical expedients upon transition. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements. The revised accounting policy is as follows:
Revenue is recognized when control of the goods has transferred to the purchaser. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by Norbord to ensure it meets applicable standards prior to shipment.

(iii)	Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendment provides requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its interim financial statements or accounting policy.

(iv)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.
FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. Norbord is currently assessing the impact of IFRS 16 on its financial statements.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective

Exhibit 99.3

for the annual period beginning on January 1, 2019. Norbord is currently assessing the impact of IFRIC 23 on its financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments are effective for the annual period beginning on January 1, 2019, and clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. Norbord has assessed its financial instruments and does not expect these amendments to have any impact on its financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments are effective for the annual period beginning on January 1, 2019 and clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. Norbord does not expect these amendments to have any impact on its accounting policy.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2017 audited financial statements of the Company or in the section above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
On April 1, 2018, Norbord successfully implemented a new Enterprise Resource Planning (ERP) system in the Company's European operations. As a result, financial and operating transactions are recorded utilizing modern functionality provided by the new ERP system. This new system is not in response to any identified deficiency or weakness in internal controls over financial reporting but to replace an aging system. The system implementation was designed, in part, to enhance the overall system of internal controls over financial reporting through further automation of various business processes. Except for the preceding change, there have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings is defined as earnings determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).

Exhibit 99.3

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Earnings	$174	$95	$97	$269	$146
Add: Loss on disposal of assets	—	—	2	—	7
Add: Stock-based compensation and related costs	1	1	1	2	2
Add: Reported income tax expense	53	36	30	89	43
Adjusted pre-tax earnings	228	132	130	360	198
Less: Income tax expense at statutory rate(1)	(61)	(36)	(35)	(97)	(53)
Adjusted earnings	$167	$96	$95	$263	$145

(1)	Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Earnings	$174	$95	$97	$269	$146
Add: Finance costs	9	8	8	17	19
Add: Depreciation and amortization	36	30	27	66	51
Add: Income tax expense	53	36	30	89	43
Add: Loss on disposal of assets	—	—	2	—	7
Add: Stock-based compensation and related costs	1	1	1	2	2
Adjusted EBITDA	$273	$170	$165	$443	$268
The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

				Q2 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$256	$21	$(5)	$272
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$256	$21	$(4)	$273

				Q1 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$156	$18	$(5)	$169
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$156	$18	$(4)	$170

				Q2 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$155	$9	$(2)	$162
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$157	$9	$(1)	$165

Exhibit 99.3

				6 mos 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$412	$39	$(10)	$441
Add: Stock-based compensation and related costs	—	—	2	2
Adjusted EBITDA	$412	$39	$(8)	$443

				6 mos 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$252	$15	$(8)	$259
Add: Loss on disposal of assets	7	—	—	7
Add: Stock-based compensation and related costs	—	—	2	2
Adjusted EBITDA	$259	$15	$(6)	$268

(1)	EBITDA is defined as earnings before finance costs, income tax, depreciation and amortization.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Jul 1, 2017
Accounts receivable	$214	$191	$174	$184
Inventory	244	260	224	206
Prepaids	10	10	11	7
Accounts payable and accrued liabilities	(256)	(243)	(282)	(216)
Operating working capital	$212	$218	$127	$181

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Jul 1, 2017
Operating working capital	$212	$218	$127	$181
Cash and cash equivalents	298	153	241	7
Taxes receivable	—	1	1	1
Investment tax credit	—	—	—	5
Taxes payable	(29)	(34)	(74)	(7)
Total working capital	$481	$338	$295	$187
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Jul 1, 2017
Property, plant and equipment	$1,453	$1,450	$1,421	$1,330
Intangible assets	23	24	24	24
Accounts receivable	214	191	174	184
Inventory	244	260	224	206
Prepaids	10	10	11	7
Accounts payable and accrued liabilities	(256)	(243)	(282)	(216)
Capital employed	$1,688	$1,692	$1,572	$1,535

Exhibit 99.3

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.
Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Jul 1, 2017
Long-term debt, principal value	$555	$555	$555	$555
Less: Cash and cash equivalents	(298)	(153)	(241)	(7)
Net debt	257	402	314	548
Add: Letters of credit and guarantees	19	20	19	19
Net debt for financial covenant purposes	$276	$422	$333	$567
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Jul 1, 2017
Shareholders’ equity	$1,206	$1,087	$1,019	$784
Add: Other comprehensive income movement(1)	59	42	53	68
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21
Tangible net worth	$1,441	$1,305	$1,248	$1,028

(1)	Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Exhibit 99.3

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.